EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

April 22, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)

Post-Effective Amendment No. 130 to the Registration Statement on Form N-1A, Accession No. 0000907244-10-000226 (the “Registration Statement”) for Evergreen Asset Allocation Fund (the "Fund")

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrant’s Registration Statement on Form N-1A (as identified above) filed on February 23, 2010 (accession number identified above) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments

Comment: You asked that we include the legend to be included in the Fund’s summary prospectus in the cover letter that will accompany the Fund’s post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b).

Response:            We have made the requested change.

Comment: You asked that we remove the footnote to the Shareholder Fees table.

Response:            We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a “Fund may include in a footnote to the table … a narrative explanation of the sales charges.” We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

Comment: You asked that we conform the introduction to the Expense Example to the sample language set forth in Item 3 of Form N-1A by deleting the third sentence.

Response:            We have made the requested change.

Comment:  In the sections entitled “Principal Risk Summaries” and “Risk Descriptions,” you requested that we clarify that the Fund will be subject to each risk as a result of the Fund’s indirect investment in a number of underlying funds.

Response:  We have made the requested change.

Comment: In the introduction to the Performance bar chart and table, you asked that we provide an explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year), as required by Item 4(b)(2)(i) of Form N-1A.

Response: We respectfully decline to make the requested change. Item 4(b)(2)(i) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year . . .).” We feel that the disclosure as written conveys the risks by stating that the bar chart and table illustrate how the Fund’s returns have varied from year to year.

Comment:  You requested that we include financial highlight information for both the Fund and Asset Allocation Trust, the investment company in which the Fund invests all of its investable assets.

Response:  The financial highlight information provided in the Registration Statement is the consolidated financial highlight information for the Fund and Asset Allocation Trust.

Comment:  You requested that we include in Part C of the Fund’s 485(b) filing signature pages for the Trustees and officers of both the Fund and Asset Allocation Trust.

Response:  We have made the requested change.

Statement of Additional Information – General Comments

Comment:  You requested that we include a discussion with respect to the Fund’s pass-through voting procedures.

Response:  We have added the following language to the section entitled “Trust History and Organization – Organization” in the Fund’s Statement of Additional Information:

“The Fund has agreed with Asset Allocation Trust that the Fund will seek instructions from its security holders with regard to the voting of all proxies relating to shares of Asset Allocation Trust held by the Fund and will vote such proxies only in accordance with the instructions from its security holders.”

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around April 26, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.